

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Thomas Baker
Chief Financial Officer
PC Connection, Inc.
730 Milford Rd.
Merrimack, New Hampshire 03054

      Re: PC Connection, Inc.
         Form 10-K for the Year Ended December 31, 2021
         Filed March 14, 2022
         Form 10-Q for the Quarterly Period Ended June 30, 2022
         Filed August 4, 2022
         File No. 000-23827

Dear Mr. Baker:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services